

Mail Stop 7010

November 6, 2008

Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> RE: **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
> **File No. 1-32959**

Dear Mr. Inglese:

We have reviewed your response to our comment letter dated September 26, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements

Consolidated Statements of Cash Flows, page F-5

1. We note your response to prior comment 1 from our letter dated September 26, 2008. We appreciate the additional information you have provided us with regard to the reclassifications and misstatements related to your maintenance payments and security deposits within your statements of cash flows. We have the following comments.

- We note that you have attempted to differentiate between the reclassifications and misstatements of your maintenance payments and security deposits within your statements of cash flows. Given that the reclassifications and misstatements both relate to your maintenance payments and security deposit accounts and their related accounting within your statements of cash flow, we believe that you should identify and discuss these corrections in a single comprehensive manner. However, we will not object if you separately identify the issues as a reclassification and misstatement as set forth in your response letter.

- We note your belief that correcting the misstatements does not constitute a material change to the Company's consolidated financial statements that would require a restatement of the December 31, 2007 Annual Report on Form 10-K or the March 31, 2008 or June 30, 2008 Quarterly Reports on Form 10-Q. However, we note that the misstatements materially decrease your cash flows from operations for each period presented in your analysis. Further, we do not believe your qualitative assessment under SAB 99 overcomes our belief that these quantitatively material errors warrant restatement. Please file an amendment to your December 31, 2007 Form 10-K as well as your March 31, 2008 and June 30, 2008 Forms 10-Q. Ensure that these filings include certifications that are currently dated and refer to the appropriate forms (e.g. Form 10-K/A or Form 10-Q/A). Please include the financial statement disclosures required by paragraphs 25 and 26 of SFAS 154, as well as a clear description of the misstatement. With regard to your Form 10-K/A, please make arrangements with your auditor to present an explanatory paragraph in the auditor's opinion that refers to the restatement. Additionally, please address the need to re-evaluate your previous assessments regarding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of each report date.

- Please note an Item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in such financial statements. See also Question 1 of our FAQ Current Report on Form 8-K dated November 23, 2004.

- Your proposed footnote in Exhibit 2 states that you revised the presentation in your consolidated statements of cash flows to reflect cash flows from security deposits and maintenance payments as financing activities "to conform to another acceptable presentation under SFAS 95." While we will not object to your identifying this change as a reclassification, we have not concluded that your original classification of these cash flows within operating activities was appropriate under SFAS 95. Please note, however, that we would not object if you disclosed that you revised your presentation of security deposits and maintenance payments "to better reflect the nature of the security deposits and maintenance payment activities," or other similarly worded disclosure.

- We note some apparent inconsistencies in the amounts presented in your responses and amounts presented within your financial statements. Please ensure that the amounts identified as reclassifications and misstatements are thoroughly reviewed for consistency with amounts previously reported in your historical financial statements. We note several of those instances as follows:
  - In Exhibit 1 you indicate that $8,814 of maintenance payments were recognized in earnings for the three months ended June 30, 2008, while Note 3 to your June 30, 2008 Form 10-Q indicates that only $4,142 of maintenance payments were recognized in earnings for the three and six months ended June 30, 2008. In Exhibit 3, you include a $3,322 reconciling item to cash provided by operating activities related to your security deposits and maintenance payments revenue for the six months ended June 30, 2008.
  - There appear to be differences in amounts presented in your September 18, 2008 response and your October 30, 2008 response.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief